05013615

Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Investor Relations Office

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

E-mail: ml.mcir@mitsubishicorp.com

SEC MAIL PROCESSING
RECEIVED
DEC 28 2005
WASH. D.C. 190 SECTION

December 26, 2005
Our ref. No. PI 040

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Announces Sale of Shares in Shintoa Corporation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

12/30

Translation of report filed with the Tokyo Stock Exchange on December 26, 2005

Mitsubishi Corporation Announces Sale of Shares in Shintoa Corporation

Mitsubishi Corporation (MC) announced today that it will sell all of its stake in Shintoa Corporation (25.0% of the outstanding shares) to Kanematsu Corporation. Details are as follows.

1. Background and Reasons for Share Sale

Shintoa Corporation (Shintoa) is an affiliated company in which MC holds a stake of 25.0%. At present, Shintoa has become a business entity with a high level of independence from the MC Group. In view of Shintoa's future growth strategy, including financial policy, MC has concluded that the best course of action is to transfer its holding in Shintoa to Kanematsu Corporation, a company which more synergies with Shintoa can be expected.

2. Overview of Shintoa

(1) Company name
Shintoa Corporation

(2) Head office
7F Fuji Building 2-3, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(3) Representative
Shuichi Yamada

(4) Paid-in capital
500 million yen

(5) Main business activities
Import, export and domestic trading of a range of items such as food products, foodstuffs, animal feed, vending machine beverages, aircraft engines, fuel, steel, nonferrous metals, various equipment and construction materials.

3. Date of Share Sale

December 27, 2005

4. Overview of Purchaser

(1) Company name
Kanematsu Corporation

(2) Head office

119 Ito-machi, Chuo-ku, Kobe, Hyogo Prefecture

(3) Representative

Yoshihiro Miwa

(4) Paid-in capital (as of March 31, 2005)

27,501 million yen

(5) Principal shareholders (as of March 31, 2005)

Japan Trustee Services Bank, Ltd. (trust account)	5.33%
The Bank of Tokyo-Mitsubishi, Ltd.	3.16%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	3.08%
Kanematsu Electronics Ltd.	3.07%
The Norinchukin Bank	3.01%

(6) Main business activities

Import, export, domestic sales and overseas trading of various items, primarily IT equipment, foodstuffs, iron, steel and industrial plant, life science and energy products and textiles.

5. Impact on MC Operating Results

This transaction will have no impact on forecasts for the fiscal year ending March 31, 2006 (U.S. GAAP, consolidated net income of 340.0 billion yen) announced on October 28, 2005.

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For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583